Exhibit 99.3

FIRST COBALT CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(EXPRESSED IN CANADIAN DOLLARS)

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

GENERAL

This Management’s Discussion and Analysis of First Cobalt Corp. (“First Cobalt” or the “Company”) (“MD&A”) was prepared on April 15, 2021 and provides analysis of the Company’s financial results for the years ended December 31, 2020 and 2019. The following information should be read in conjunction with the accompanying consolidated financial statements for the years ended December 31, 2020 and 2019 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures are expressed in Canadian dollars unless otherwise stated. Financial Statements are available at www.sedar.com and the Company’s website www.firstcobalt.com.

COMPANY OVERVIEW

First Cobalt Corp. was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is in the business of cobalt refining and the acquisition and exploration of resource properties. The Company is focused on building an ethical North American supply of cobalt.

First Cobalt is a public company listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

Q4 2020 HIGHLIGHTS AND RECENT EVENTS

Refinery Advancement and Commercial Arrangements

On May 4, 2020, the Company announced positive engineering study results for the First Cobalt Refinery (the “Refinery”) expansion. The engineering study demonstrated that the Refinery could become a viable, globally competitive player in the North American and European electric vehicle (EV) supply chain. The study outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure. On September 24, 2020, the Company provided an engineering update which reduced the operating costs estimate by 13%, further improving margins and enhancing project economics. The updated capital estimate was US$60 million to construct the expanded facility (compared to US$56 million in the May 4 engineering study) and the updated operating cost estimate was US$2.36 per pound of cobalt produced (compared to US$2.72/lb in the May 4 engineering study). On November 10, 2020, the Company announced that bench scale testing of cobalt hydroxide feedstock from Glencore AG’s (“Glencore”) KCC mine yielded recoveries in excess of 97%, significantly higher than the 93% recovery rate utilized in the May 4 engineering study.

The Company has continued to advance the project in 2021 along its stated development timeline. On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore and IXM SA, a fully owned subsidiary of China Molybdenum Company Limited (“CMOC”), which will provide a total of 4,500 tonnes of contained cobalt to year to the Refinery commencing in late 2022. The contained cobalt will be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the refinery.

In late January 2021, the Company commenced pre-construction activities for the refinery, including detailed engineering and the tendering process for long lead equipment items.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

On March 29, 2021, the Company announced it had signed a flexible, long-term, offtake agreement with Stratton Metal Resources Limited (“Stratton Metals”) for the sale of future cobalt sulfate production from the Refinery. First Cobalt will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals, subject to a minimum annual quantity. The contract is for five years, with prices based on prevailing market prices of cobalt sulfate at the time of shipments. The arrangement provides the flexibility for the Company to enter into offtake contracts with OEMs and their suppliers, which reduces amounts made available to Stratton Metals.

On March 30, 2021, the Company announced it had entered into an exclusivity agreement with a lender for US$45 million in debt financing. The exclusivity period provides the basis for which the lender will complete its due diligence requirements. Engineering work, permitting activities, and the financing process remain on schedule for a commencement of construction in mid-2021.

The Company notes that the engineering study and the associated update were prepared by Ausenco Engineering under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of First Cobalt. As a result, disclosure standards prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by the Company, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101.

Government Investment for the Refinery Expansion Project

On December 16, 2020, the Company announced it had signed contribution agreements and will be the recipient of $10 million in public funding from the Government of Canada and the Government of Ontario towards the Refinery construction. The Government of Canada is providing a $5 million interest-free loan through the Federal Economic Development Initiative for Northern Ontario. The Government of Ontario is providing a $5 million non-repayable grant through the Northern Ontario Heritage Fund Corporation. Both investments will be funded pro rata with the project’s capital costs with funding available to draw upon the start of construction, planned for 2021.

Loan Maturity Extension and Conversion

On November 10, 2020, the Company announced that the maturity date on its US$5 million loan with Glencore had been extended by one year to August 23, 2022. On March 25, 2021, the Company entered into a loan amendment agreement with Glencore to repay the full amount of the existing loan, approximately US$5.5 million inclusive of capitalized interest, by issuing common shares of First Cobalt. The shares were issued at a 15% discount to market, consistent with the original loan agreement terms which gave Glencore the right to convert the balance owing to shares of First Cobalt at a discount of 15% at maturity. A total of 23,849,737 shares were issued to Glencore at a deemed price of $0.29 per share. The amendment and settlement were made via a “shares for debt” provision under TSX-V rules.

This transaction eliminated all Corporate debt ahead of a planned debt financing package being negotiated for the Refinery expansion and frees up the security package associated with the Refinery. It also reduces the amount of project debt required to fully finance the Refinery project. The common shares issued to Glencore represent approximately 4.8% of the current outstanding shares of First Cobalt.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Base Shelf Prospectus and Recent Equity Offerings

On November 27, 2020, the Company announced that it had filed a final short form base shelf prospectus to allow offerings of common shares, subscription receipts, warrants, units or any other combination thereof for up to an aggregate total of $20 million.

On January 22, 2021, the Company closed a bought-deal offering (the “Offering”) of units in the Company (the “Units”) pursuant to a prospectus supplement to the base shelf prospectus. The Offering consisted of the sale of 31,533,000 Units at a price of C$0.31 per Unit (the “Offering Price”) for aggregate proceeds of $9,775,230. Each Unit consists of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable into one common share of the Company at an exercise price of C$0.50 per share for 24 months. The underwriters received a cash commission equal to 6% of the gross proceeds of the Offering and 1,891,980 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one common share of the Company at the Offering Price for a period of 24 months. The funds received from this bought- deal financing will mainly be used for the advancement of the Refinery.

On February 22, 2021, the Company announced it had established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $10,000,000 of common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of common shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement between the Company and Cantor Fitzgerald Canada Corporation (“Cantor”). Cantor will be paid a fee of 3% of the gross proceeds raised through the ATM Program. The volume and timing of distributions under the ATM Program will be determined at the Company’s sole discretion, and the ATM program is effective until the earlier of the issuance of all common shares issuable under the ATM Program and December 26, 2022. As of the date of this MD&A, there have been no issuances of common shares under the ATM program.

Warrant Acceleration

On February 22, 2021, the Company announced that the Acceleration Trigger included in the warrants issued as part of the Company’s March 2019 and February 2020 private placement had been met and that the expiry date of both sets of warrants was accelerated to March 15, 2021.

Prior to expiry, a total of 8,904,466 of the 9,104,466 warrants relating to the March 2019 private placement were exercised at an exercise price of $0.27. The remaining unexercised warrants have now expired. Additionally, all 15,256,476 warrants relating to the February 2020 private placement were exercised at an exercise price of $0.21 prior to the expiry date.

For the period from December 2020 to the date of this MD&A, the Company has received $7.1 million in cash proceeds from warrant exercises. Approximately $6 million of these inflows have occurred in 2021.

Sales of Ontario Mineral Properties to Kuya Silver Corporation

On March 1, 2021, the Company announced the completion of a transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of its exploration assets in the Cobalt Camp and to form a joint venture to advance the remaining mineral assets. Kuya acquired a 100% interest in the Kerr area properties (the “Kerr Assets”) for total consideration of $4 million, comprised of $1 million in cash and 1,437,470 Kuya shares (which were valued at $3 million at the time of public announcement in December 2020). Kuya may elect to exercise an option to earn up to a 70% interest in the remaining Cobalt Camp assets (the “Remaining Assets”) with further payments. First Cobalt will spend $1 million of its flow-through proceeds raised in August 2020 on eligible expenditures in the Cobalt Camp, split evenly between the Kerr Assets and the Remaining Assets. This transaction allowed the Company to monetize certain non-core assets to increase cash and cash equivalents on hand to be used for its refinery project.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Refinery Life Cycle Assessment and Commitment to Industry-Leading ESG Practices

On October 29, 2020, the Company released results of a Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the First Cobalt Refinery will be materially lower than the published impacts of a leading Chinese refiner. The Company is committed to the sustainable production of cobalt for its essential role in the manufacturing of electric vehicles and employing industry-leading ESG practices at the Refinery.

COVID-19 Impacts

Market volatility and economic uncertainty due to the COVID-19 pandemic have cast uncertainty over global economic activity levels. Despite the current market instability, First Cobalt remains confident in the electric vehicle (EV) revolution and has a strong business plan with an experienced team that continues to execute on corporate objectives. The Company continues to advance its plans for the refinery and has not encountered any adverse affects relating to COVID-19 to date. Best practice protocols are being developed for on-site activity later this year to ensure the health and safety of all personnel.

Notwithstanding the forgoing, global uncertainty related to the pandemic may present other challenges that are not known at the current time - such as supply chain interruptions or alteration of business plans by the Company’s strategic partners.

OUTLOOK AND OVERVIEW OF CURRENT PROGRAMS

The Company’s vision is to provide the world’s most sustainable cobalt to the electric vehicle industry. The Company owns two main assets – the First Cobalt Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to recommission and expand the First Cobalt Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. First Cobalt’s primary focus for 2021 is advancing the First Cobalt Refinery through to a construction decision by mid-2021 and remaining on track for commissioning in late 2022 The Company will continue to consider growth and expansion opportunities for the refinery, including the refining of battery materials from recycled material (black mass). The Company also intends to increase exploration activity levels in Idaho.

The outlook for First Cobalt’s North American assets is discussed below:

1.	The First Cobalt Refinery (Canada)

The Company is working towards restarting its wholly owned cobalt refinery in Ontario, Canada. On May 4, 2020, the Company announced the results of an engineering study on the expansion of the refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. On September 24, 2020, the Company provided an engineering update which reduced the operating costs estimate by 13%, which further improves margins and enhances project economics.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Most of the cobalt consumed today is mined in the Democratic Republic of Congo and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the First Cobalt Refinery a strategic advantage in the electric vehicle supply chain. As a permitted facility with an operating history from 1996 to 2015, Management believes that the refinery could play an important role in North America as a source of refined cobalt for the manufacturing of lithium-ion batteries. At a high-level, the Company’s refinery plan is as follows:

1.	Divert ethically sourced African mine production from China to North America
2.	Recommission and expand the existing, permitted Canadian cobalt refinery
3.	Produce cobalt sulfate in Canada for use in the North American and European EV markets
4.	Continue to expand capacity of the refinery to meet demand from a growing North American electric vehicle market by treating additional mine supply and/or recycled battery material known as black mass

The engineering study determined the refinery could produce 25,000 tonnes of battery grade cobalt sulfate annually (equating to 5,000 tonnes of contained cobalt), which would represent 5% of the total refined cobalt market and 100% of North American cobalt sulfate supply. The study indicated strong operating margins at the asset level. Subsequent to the original study, additional engineering work and market analysis has taken place.

The table below compares the key assumptions and economic outputs in the original study to management’s current estimates on the outlook for this asset. The Company notes that the spot market for cobalt at present has high payabilities for cobalt hydroxide feedstock but also a significant premium in the price of battery grade cobalt sulfate compared to cobalt metal. These two factors offset one another, preserving gross margins for cobalt sulfate refiners. The Company’s estimates relating to the production phase of the refinery reflect its long-term outlook for these parameters at the time the refinery is in operation, supported by independent market consultant estimates.

FIRST COBALT CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

		May 4 Engineering Study	Current Estimate
		LOM Total / Average	LOM Total / Average
Cobalt Sulfate Price	US$/lb	25	25
Cobalt Metal Price	US$/lb	25	25
Life of Refinery (*)	years	11	13
Cobalt Hydroxide Payability	%	70%	75%
Production
Mill Head Grade	%Co	30.0%	30.0%
Mill Recovery Rate	%	93.0%	97.0%
Total Cobalt Recovered	klb	123,576	146,182
Total Average Annual Production	klb	11,234	11,245
Operating Costs
Total Operating Costs	US$/lb Co	$2.72	$2.36
Transportation Cost	US$/lb Co	$0.17	$0.17
Capital Costs
Initial Capital	US$M	$56.0	$60.0
Life-of-Refinery Sustaining Capital	US$M	$0.6	$0.6
Financials Pre-Tax (**)
NPV (8%)	US$M	$192	$202
IRR	%	64%	57%
Payback	years	1.6	1.8
NPV (8%) / Initial Capital	:	3.4	3.4
Financials Post-Tax (**)
NPV (8%)	US$M	$139	$147
IRR (%)%		53%	48%
Payback (years)	years	1.8	2.0
NPV (8%) / Initial Capital	:	2.5	2.4

(*) Only tailings area one was used as the life-of-mine for financial calculation purposes. As there are two tailings areas of equal size on the wholly-owned refinery property, the actual estimated capacity is 26 years of tailings.

(**) Estimates of financial returns performed at asset-level and do not include any Corporate-level financing costs or potential costs associated with sales and marketing arrangements

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

In the fourth quarter of 2020 and first quarter of 2021, the Company achieved several key milestones on its development path for the refinery, including:

•	December 2020	– Government funding of $10 million committed to the Refinery Project
•	January 2021	– Feedstock arrangements announced for 90% of production with Glencore and IXM
•	January 2021	– Commencement of detailed engineering and pre-construction activities
•	February 2021	– ATM Program launched for issuance of up to an additional $10 million of common shares
•	March 2021	– Sale of Cobalt Camp properties to Kuya Silver for additional $4 million in cash and shares
•	March 2021	– Warrant exercises of $7.1 million from Dec 2020 through March 2021
•	March 2021	– Flexible, long-term cobalt sulfate offtake arrangement for up to 100% of production executed with Stratton Metals

The recent developments have kept the refinery on track for first production in Q4 2022. The Company has submitted its Permit to Take Water, its Air and Noise permit amendment, and has conducted advanced consultation discussions on the Industrial Sewage Works permit amendment with the Ministry of the Environment, Conservation and Parks (MECP). These constitute all material environmental permits required for the expanded refinery, other than a revision to its closure plan.

The Company has planned to finance the refinery expansion capital costs with a mix of debt and equity, weighted more heavily towards debt instruments. With the equity items and Government investment noted above, the non-debt portion of the financing package is effectively in place. In March 2021, the Company announced it had entered an exclusivity agreement with a leading financing institution to provide US$45 million of debt financing and was entering the due diligence phase. This debt component would be the final piece required for the capital costs to be fully financed.

The current estimated timeline to bring the refinery into production is outlined below:

•	Q2 2021 – Complete lender due diligence and finalize project financing

•	Q2-Q3 2021 – Receive final permit amendment approvals necessary to commence on-site construction

•	Q3 2021 – Complete detailed engineering and commence construction activities

•	Q4 2022 – Commencement of production

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable cobalt for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans to recommission and expand the Refinery.

2.	The Iron Creek Project (USA)

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. The objectives were to define a maiden inferred resource estimate within a historically drilled area and to expand the resource along strike of the known mineralization and at depth. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho.

A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. However, as the cobalt price declined in 2018, the Company elected to suspend step-out drilling until market conditions improved. During 2019, the Company completed assaying work and further geological modeling to support a resource update, with a new technical report filed in early 2020.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The 2020 technical report includes a new mineral resource estimate based on infill drilling and limited step-out drilling which includes the conversion of 49% of resources from the Inferred category to the Indicated category while also increasing the overall tonnage. The indicated resource is 2.2 million tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3 million pounds of cobalt and 29.1 million pounds of copper. The inferred mineral resource is 2.7 million tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7 million pounds of cobalt and 39.9 million pounds of copper.

Figure 1. Distribution of Indicated and Inferred cobalt-copper resources at Iron Creek (view from above)

Drilling to date has delineated a strike length of Iron Creek mineralization to nearly 900 metres and mineralization has also been traced to depth over 650 metres below surface. The mineralization remains open along strike and downdip. Management believes that there is potential to continue to expand the size of the Iron Creek resource. In Q4 2020, the Company completed a new geophysics program at the property which identified several new drill targets.

With a strengthening cobalt market, a 2021 drill program is currently being designed to test for the extensions of the Iron Creek cobalt-copper resource. The areas with high chargeability anomalies from the geophysical survey that are considered to be associated with mineralization along this horizon have been prioritized for this program. The Company’s objective over the next two years is to meaningfully increase the resource size at Iron Creek and advance the asset towards a development decision.

3.	The Cobalt Camp (Canada)

First Cobalt holds the largest land package in the historic silver-cobalt mining camp of Cobalt, Ontario, with more than 50 past producing mines and over 10,000 hectares.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

On March 1, 2021, the Company announced the completion of a transaction with Kuya Silver Corporation to sell a portion of these properties outright and to form a joint venture on the remaining mineral assets in the Canadian Cobalt Camp. Key terms of the transaction were as follows:

Key terms of the transaction are as follows:

•	Kuya acquired a 100% interest in the Kerr area properties (the “Kerr Assets”) for $1 million in cash and the equivalent of $3 million in Kuya shares based on the 20-day VWAP prior to the December 21, 2020 announcement date

•	Kuya may elect to exercise an option to earn up to a 70% interest in First Cobalt’s remaining Cobalt Camp assets (the “Remaining Assets”) over the next six months, upon payment of an additional $1 million with further payments required to reach the 70% interest level

•	Kuya will make a milestone payment of $2.5 million upon completion of a maiden mineral resource estimate of at least 10 million silver equivalent ounces on either of the Kerr Assets or the Remaining Assets. The payment increases to $5 million should the resource exceed 25 million silver equivalent ounces.

•	First Cobalt will spend $1 million of the flow through proceeds it raised in August 2020 on eligible expenditures, split equally between the Kerr Assets and the Remaining Assets

First Cobalt shall have a right of first offer to refine base metal concentrates produced at First Cobalt’s refinery as well as a back-in right for any discovery of a primary cobalt deposit on the Remaining Assets.

MINERAL PROPERTIES

The Company is focused on building a North American cobalt supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in January 2020. The Iron Creek property includes patented and unpatented claims totalling 2,600 acres as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource. While not a major focus of the Company’s exploration efforts in recent years, the Cobalt Camp properties are shown separately below due to their different geographic location.

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2019	Costs	Adjustments	Adjustment	to Held for Sale	2020
Iron Creek	$87,420,121	$-	$-	$-	$-	$87,420,121
Cobalt Camp, Ontario	1	-	5,638,693	65,980	(5,704,673)	1
Total	$87,420,122	$-	$5,638,693	$65,980	$(5,704,673)	$87,420,122

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2018	Costs	Adjustments	Adjustment	to Held for Sale	2019
Iron Creek	$87,312,865	$107,256	$-	$-	$-	$87,420,121
Cobalt Camp, Ontario	106,372,001	200,000	(106,843,000)	271,000	-	1
Other Properties	213,779	-	(213,779)	-	-	-
Total	$193,898,645	$307,256	$(107,056,779)	$271,000	$-	$87,420,122

At December 31, 2019, the Cobalt Camp mineral properties were written down to a value of $1 due to the lack of planned exploration work and the limited independent market data available to ascertain a supportable value for these cobalt properties. The previously noted signed Letter of Intent arrangement with Kuya and its public announcement by both parties in December 2020 provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications that these assets’ value had increased form its book value.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company has therefore re-estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed for the Kerr Assets the Company has estimated the fair value of the Cobalt Camp to be $5,704,674 as at December 31, 2020. A reversal of previously recorded impairment charges was booked at December 31, 2020 to bring the book value of the Cobalt Camp to this amount.

Given that at December 31, 2020, the Kerr Assets were highly probable to ultimately be sold based on the arrangement with Kuya, these assets were reclassified to Assets Held for Sale. The associated asset retirement obligations related to the specific properties sold were accordingly reclassified to Liabilities Held for Sale at December 31, 2020.

EXPLORATION AND EVALUATION EXPENDITURES

The exploration and evaluation expenditures incurred by the Company for the years ended December 31, 2020 and 2019 are outlined below:

	December 31, 2020			December 31, 2019
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$-	$-	$-	$-	$-	$-
Exploration support and administration	-	-	-	-	3,042	3,042
Field Operations and consumables	19,569	2,166	21,735	30,526	4,359	34,885
Geochemistry	133,892	5,784	139,676	14,505	17,982	32,487
Geological consulting	27,278	-	27,278	246,582	728	247,310
Geologist salaries	-	14,929	14,929	-	165,736	165,736
Property taxes	27,696	487	28,183	32,227	29,962	62,189
Sampling and geological costs	138,665	44,771	183,436	545,005	209,740	754,745
Total	$347,100	$68,137	$415,237	$868,845	$431,549	$1,300,394

Exploration and evaluation expenditures during the year ended December 31, 2020 were lower than the comparative 2019 period, primarily driven by the reduced activity at both the Cobalt Camp and Iron Creek.

The Company announced an upgraded mineral resource estimate for Iron Creek in January 2020 and also acquired additional mineral claims on surrounding land. The majority of the costs associated with the resource update where incurred in 2019. Expenditures for Iron Creek during the year ended December 31, 2020 mainly related to taxes for and claims, final resource estimation costs and the costs of the geophysics program completed at Iron Creek in late 2020.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

SELECTED ANNUAL INFORMATION

	Year ended	Year ended
	December 31, 2020	December 31, 2019
	($)	($)
Financial Position
Current Assets	10,466,083	5,126,675
Exploration and evaluation Assets	87,420,122	87,420,122
Total Assets	103,681,301	98,341,893
Current Liabilities	2,841,703	286,589
Long-term Liabilties	8,688,892	9,468,540

Operations
Exploration and evaluation expenditures	(415,237)	(1,300,394)
Salary and benefits	(1,769,538)	(1,488,229)
Consulting fees	(424,326)	(469,055)
Professional fees	(558,789)	(924,031)
Investor relations, marketing, and travel	(519,246)	(865,690)
Refinery and associated Studies	(1,528,809)	(1,191,065)
Environmental and reclamation expenses	(1,137,866)	(364,562)
General and administrative	(315,774)	(447,590)
Share-based payments	(689,636)	(1,384,904)
Total Operating Expenses	(7,359,221)	(8,435,520)
Net Loss	(2,387,898)	(116,442,523)
Loss per Share	(0.01)	(0.32)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

The following are highlights from the Company’s results of operations for the years ended December 31, 2020 and 2019:

•	Exploration and evaluation expenditures were $415,237 for the year ended December 31, 2020, compared to $1,300,394 for the year ended December 31, 2019. The decrease is driven by reduced activity at both the Cobalt Camp and Iron Creek. With stronger cobalt prices, the Company expects exploration spending at Iron Creek to be higher in 2021 than in the previous two years.
•	Refinery and associated studies costs were $1,528,809 for the year ended December 31, 2020, compared to $1,191,065 for the year ended December 31, 2019. The 2020 costs mainly relate to engineering costs for Ausenco for the preparation of the engineering study released in May 2020.
•	Salary and benefits were $1,769,538 for the year ended December 31, 2020, compared to $1,488,229 for the year ended December 31, 2019. The Company operated with a streamlined workforce and reduced compensation structure to keep cash expenditures low in 2019 but returned to normal compensation levels in 2020 and added certain personnel as the refinery project continues to advance.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

•	Professional fees were $558,789 for the year ended December 31, 2020, compared to $924,031 incurred during the year ended September 30, 2019. During 2020, overall professional fees decreased as result of lower legal costs incurred during 2020 due to less Corporate development activity.
•	Investor relations, marketing, and travel expenses were $519,246 for the year ended December 31, 2020 which was a significant decrease from the $865,690 incurred in the year ended December 31, 2019 due to an overall planned reduction in marketing activities and reduced travel due to the impacts of COVID-19.
•	Environmental and reclamation expenses were $1,137,866 for the year ended December 31, 2020 compared to $364,562 for the year ended December 31, 2019. These costs have increased due to additional environmental work at the refinery to support the engineering study and for associated permit amendment costs. These costs do not reflect any substantial remediation activities.
•	Share-based payment expenses were $689,636 for the year ended December 31, 2020 compared to $1,384,904 for the year ended December 31, 2019, due to timing of vesting, and a reduction in the value of stock-based compensation grants in both 2019 and 2020.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the three months ended December 31, 2020, as well as the quarters spanning the most recently preceding fiscal years, are summarized as follows, reported in Canadian dollars except for per share amounts.

	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
	($)	($)	($)	($)
Financial Position
Current Assets	10,466,083	5,493,821	4,097,459	5,619,275
Exploration and Evaluation Assets	87,420,122	87,420,122	87,420,122	87,420,122
Total Assets	103,681,301	98,709,039	97,312,677	98,834,493
Current Liabilities	2,841,703	7,986,544	29,374	99,243
Long-term Liabilties	8,688,892	2,737,321	10,124,169	10,014,065

Operations
Exploration and evaluation expenditures	(290,457)	(73,677)	(32,384)	(18,719)
Salary and benefits	(644,950)	(279,753)	(540,201)	(304,634)
Consulting fees	(70,192)	(107,917)	(86,220)	(159,997)
Professional fees	(385,290)	(71,386)	(62,314)	(39,799)
Investor relations, marketing, and travel	(281,206)	(75,712)	(53,652)	(108,676)
Refinery and Associated Studies	(352,396)	(91,840)	(355,865)	(728,708)
Environmental Expenses	(488,930)	(312,986)	(164,380)	(171,570)
General and administrative	(36,021)	(110,290)	(63,625)	(105,838)
Share-based payments	(142,354)	(303,325)	(110,016)	(133,941)
Total Operating Expenses	(2,691,796)	(1,426,886)	(1,468,657)	(1,771,882)
Net Loss (Gain)	2,914,581	(1,512,738)	(1,678,422)	(2,111,319)
Loss (Gain) per Share	(0.00)	(0.00)	(0.00)	(0.01)

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
	($)	($)	($)	($)
Financial Position
Current Assets	5,126,675	7,449,576	2,846,574	2,749,427
Exploration and Evaluation Assets	87,420,122	194,263,122	194,476,901	194,476,901
Total Assets	98,341,893	207,296,788	202,781,244	202,699,426
Current Liabilities	286,589	215,145	1,236,551	2,183,896
Long-term Liabilties	9,468,540	9,394,299	2,611,000	2,611,000

Operations
Exploration and evaluation expenditures	(130,035)	(80,995)	(163,808)	(925,556)
Salary and benefits	(328,729)	(377,577)	(368,324)	(413,599)
Consulting fees	(60,000)	(194,692)	(35,473)	(178,890)
Professional fees	(121,643)	(150,358)	(319,910)	(332,120)
Investor relations, marketing, and travel	(198,253)	(242,715)	(239,323)	(185,399)
Refinery and Associated Studies	(964,874)	(112,989)	(52,711)	(60,491)
Environmental Expenses	(151,790)	(59,264)	(85,819)	(67,689)
General and administrative	(137,028)	(125,407)	(92,523)	(92,632)
Share-based payments	(181,798)	(284,176)	(363,376)	(555,554)
Total Operating Expenses	(2,274,150)	(1,628,173)	(1,721,267)	(2,811,930)
Net Loss	(109,383,604)	(1,469,012)	(2,794,498)	(2,795,409)
Loss per Share	(0.30)	(0.00)	(0.01)	(0.01)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2020

The following are highlights from the Company’s results of operations for the three months ended December 31, 2020 and 2019:

•	Exploration and evaluation expenditures were $290,457 for the three months ended December 31, 2020, compared to $130,035 for the three months ended December 31, 2019. The increase is driven by the Iron Creek geophysics program commenced in October 2020.
•	Refinery and associated studies costs were $352,396 for the three months ended December 31, 2020, compared to $964,874 for the three months ended December 31, 2019. The costs incurred for the three months ended December 31, 2020 mainly relate to metallurgical test work and Ausenco engineering costs for updates to the engineering study.
•	Salary and benefits were $644,950 for the three months ended December 31, 2020, compared to $328,729 for the three months ended December 31, 2019. The Company operated with a streamlined workforce and reduced compensation structure to keep cash expenditures low in 2019 but returned to normal compensation levels in 2020 and the fourth quarter amounts include short-term incentive payments for reaching corporate milestones.
•	Professional fees were $385,290 for the three months ended December 31, 2020, compared to $121,643 incurred during the three months ended December 31, 2019 due increased costs relating to the base shelf prospectus, legal costs for feedstock contracts, audit costs relating to quarterly reviews, and tax costs as 2019 tax returns were filed later in the year due to extensions allowed due to COVID-19.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

•	Environmental expenses were $488,930 for the three months ended December 31, 2020, compared to $151,790 for the three months ended December 31, 2019. These costs have increased due to work performed on the permit amendments for the refinery expansion.

IMPAIRMENT CHARGES (REVERSAL)

The Company’s current focus is on recommissioning and expanding the Refinery and advancing Iron Creek as its flagship mineral property. While all mineral patents and claims at the Cobalt Camp have been maintained, there was minimal exploration work conducted in 2019 and as at December 31, 2019 there was no significant exploration work planned for the Cobalt Camp in the 2020 year. Under IFRS 6, the fact that no further exploration work was planned was an impairment indicator for the Cobalt Camp and a comparison of the recoverable amount of these assets to their carrying value was conducted at December 31, 2019. Given the lack of data on similar cobalt-specific properties in the market, the Company was unable to determine an independent value for the cobalt mineral properties, and thus they were written down to a value of $1 at December 31, 2019.

In December 2020, a letter of intent was announced with Kuya Silver Corp. (“Kuya”) by which Kuya would purchase certain Cobalt Camp properties (known as the “Kerr Assets”) outright for consideration of $4 million, comprising $1 million in cash and $3 million in Kuya shares,and a joint venture framework would be developed between Kuya and First Cobalt for the remaining properties in the Cobalt Camp. In February 2021, this transaction closed without significant changes to the key terms.

The arrangement with Kuya and its public announcement provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications that these assets’ value had increased.

The Company has therefore re-estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed for the Kerr Assets, and the asset retirement obligations that transfer with the Kerr Asset properties, the Company as estimated the fair value of the Cobalt Camp to be $5,704,674 as at December 31, 2020. A reversal of previously recorded impairment charges was booked at December 31, 2020 to bring the book value of the Cobalt Camp to this amount.

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 492,782,782 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 23,927,373 and 14,943,335 common shares, respectively. The Company currently has 3,151,369 Deferred Share Units (DSUs) and 1,165,125 Restricted Share Units (RSUs) issued under its Long-Term Incentive Plan.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The following warrants were outstanding at the date of this report:

		Warrants issued		Number of	Number of	Number of	Weighted
		as at December	Warrants issued	warrants	warrants	warrants	Average
Grant Date	Expiry Date	31, 2020	during 2021	exercised	expired	outstanding	Exercise Price
May 31, 2016	May 31, 2021	200,000	-	-	-	200,000	$0.06
March 29, 2019	March 15, 2021	5,748,133	-	(5,548,133)	(200,000)	-	$0.27
February 5, 2020	March 15, 2021	14,741,476	-	(14,741,476)	-	-	$0.21
August 27, 2020	August 27, 2022	13,243,893	-	(7,175,000)	-	6,068,893	$0.21
January 22, 2021	January 22, 2023	-	15,766,500	-	-	15,766,500	$0.50
January 22, 2021	January 22, 2023	-	1,891,980	-	-	1,891,980	$0.31
		33,933,502	17,658,480	(27,464,609)	(200,000)	23,927,373	$0.41

During the year ended December 31, 2020, the Company issued a total of 28,750,369 share purchase warrants in conjunction with private placements on February 5, 2020 and August 27,2020. Additionally, during the 2020 year, a total of 4,121,333 warrants of the Company were exercised for gross proceeds of $1.07 million.

Subsequent to December 31, 2020, the Company announced the closing of a bought deal offering for gross proceeds of $9,775,230, with 15,766,500 warrants issued to subscribers in conjunction with the bought deal offering at an exercise price of $0.50 per common share. Additionally, the underwriters received 1,891,980 compensation warrants for services provided at an exercise price of $0.31 per common share. These warrants have a 24-month life and expire on January 22, 2023.

The following incentive stock options were outstanding and exercisable at the date of this report:

	Options Outstanding			Options Exercisable
	Number of Shares	Weighted Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
$0.69	1,200,000	1.13	$0.69	1,200,000	$0.69
0.66	1,500,000	0.88	0.66	1,500,000	0.66
0.52	450,000	1.80	0.52	450,000	0.52
0.49	1,973,333	2.20	0.49	1,315,555	0.49
0.36	1,100,000	2.45	0.36	733,333	0.36
0.27	400,000	2.53	0.27	266,667	0.27
0.18	1,000,000	2.85	0.18	1,000,000	0.18
0.14	3,170,002	3.39	0.14	816,669	0.14
0.16	350,000	3.47	0.16	116,667	0.16
0.14	2,200,000	4.24	0.14	-	0.14
0.36	1,000,000	4.45	0.36	1,000,000	0.36
0.15	500,000	4.37	0.15	-	0.15
0.41	100,000	3.85	0.41	-	0.41
	14,943,335	2.86	$0.33	8,398,891	$0.44

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

During the year ended December 31, 2020, the Company issued 1,471,300 DSUs, and 1,300,000 RSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The RSUs vest over a 2-2.5 year period and are expensed consistent with their vesting period.

Subsequent to December 31, 2020, a total of 30,864 DSUs, and 148,456 RSUs were issued. The DSUs were issued to a director in lieu of cash compensation for services provided in the third and fourth quarter of 2020. The RSUs were issued to management under the Company’s 2019 Long-Term Incentive Plan.

CAPITAL RESOURCES

The Company manages its capital structure to maximize its financial flexibility, making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

On March 25, 2021, the Company and Glencore agreed to an amendment to the loan agreement whereby all amounts owing would be converted to shares of First Cobalt. The shares were issued on April 7, 2021, and the debt, the associated obligations and the secured assets were released. Therefore, at the date of this MD&A, the Company does not have any debt obligations.

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. In addition to its cash on hand, it also has executed contribution agreements with the Government of Ontario and Government of Canada for aggregate funding towards the refinery construction of $10 million. It expects to finance a significant portion of the Refinery capital costs with new debt financing.

LIQUIDITY

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements. The Company has historically financed its operations primarily through the sale of share capital by way of private placements; however, in August 2019, the Company agreed to a debt arrangement with Glencore to help fund the advancement of its refinery and continue to move it towards first cash flow.

On February 5, 2020, the Company completed a private placement for $2.1 million to improve its liquidity position and on August 27, 2020 the Company completed another private placement which included $1.3 million of proceeds on a flow-through basis and $1.2 million of proceeds on a non-flow-through basis. At December 31, 2020, the Company had cash of $4,174,296 (December 31, 2019 - $4,419,642) and working capital of $7,624,380 (December 31, 2019 – $4,840,086).

To maintain liquidity, the Company issued common shares for cash proceeds during the year ended December 31, 2020 as follows:

•	On February 5, 2020, the Company completed a non-brokered private placement by issuing 15,097,430 Units for gross proceeds of $2.1 million. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each warrant entitles the holder thereof to purchase one additional common share at a price of $0.21 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of 10 consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerate expiration date that shall be 20 calendar days from the issuance of a notice of acceleration.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

•	On August 27, 2020, the company completed a non-brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow-Through Unit for gross proceeds of $1.3 million and 8,528,643 Units at a price of $0.14 per Unit for gross proceeds of approximately $1.2 million. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow-Through Share and one- half of one common share purchase Warrant. Each Unit consists of one Common Share and one Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months.

•	During December 2020, the Company issued 5,191,350 common shares for gross proceeds of approximately $1.1 million for exercised warrants, options and DSUs.

Subsequent to year-end 2020, the Company received significant injections of cash and cash equivalents from a number of activities:

•	In January 2021, the Company completed a bought-deal financing for gross proceeds of $9.8 million.
•	On March 1, 2021, the Company completed its sale of non-core properties to Kuya Silver for $1 million in cash proceeds and $3 million in shares of Kuya Silver Corporation.
•	From January 1, 2021 through to the date of this MD&A, the Company has received an additional $6 million in cash proceeds relating to warrant exercises.

Additionally, in February 2021, the Company launched an ATM Program to allow for the issuance of up to $10 million of common shares from treasury. To date, there have been no issuances made under the ATM Program.

The aggregate impacts of the above financing activities have resulted in a cash and cash equivalents position of approximately $19 million as of the date of this MD&A. This figure does not include the committed $10 million of Government investments.

The current and future activities required to advance the refinery are expected to be funded primarily through cash on hand, debt arrangements and the contributions from the Government of Ontario and Government of Canada.

	Year ended	Year ended
	December 31,	December 31,
(expressed in Canadian Dollars)	2020	2019
Cash Flows used in operating activities	$(5,682,223)	$(9,110,309)
Cash Flows provided by investing activities	11,500	2,234,546
Cash Flows provided by financing activities	5,541,223	8,159,024
Effect of exchange rates on cash	(115,846)	(125,740)
Changes in cash during the period	(245,346)	1,157,521
Cash – Beginning of the period	4,419,642	3,262,121
Cash – End of the period	$4,174,296	$4,419,642

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash used in operating activities was $5,682,223 during the year ended December 31, 2020, compared to $9,110,309 used in operating activities during the year ended December 31, 2019. The decrease in cash used in operating activities was driven primarily by changes in non-cash working capital, the reduction in exploration activities, investor relations, and legal fees. The majority of the operating cash outflows related to advancing the refinery engineering studies.

Cash provided by investing activities was $11,500 during the year ended December 31, 2020, compared to $2,234,546 provided by investing activities during the year ended December 31, 2019. The 2019 inflows were related to sales of marketable securities and equipment sales.

Cash flows provided by financing activities were $5,541,223 during the year ended December 31, 2020 compared to the $8,159,024 from financing activities during the year ended December 31, 2019. The 2020 inflow was related to proceeds from the Company’s February and August 2020 private placements, along with proceeds for exercises of warrants and options. The 2019 inflow related to proceeds from the Company’s debt agreement with Glencore and its March 2019 private placement.

The Company has sufficient cash on hand to cover normal operations for a number of years. The full construction of the Refinery will depend on the Company’s ability to complete additional financings. In the past, the Company has relied on the issuance of equity securities to meet its cash requirements and is now progressing debt financing due diligence related to the Refinery. There can be no assurances that the Company will be successful with its refinery strategy or in completing any such related financing; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

COMMITMENTS

The ongoing expenditure required to maintain the Company’s key assets is minimal and summarized below:

•	For the First Cobalt Refinery, on an annual basis there are activities required for the proper maintenance of the tailings management facility – including two discharges, an inspection of the tailings dam and an annual report. There are also property taxes paid for the property. The total cost for these activities is approximately $75,000-$100,000 on an annual basis.

•	At Iron Creek, current annual requirements are limited to claim and patent payments and are less than $50,000 per year.

•	For the Cobalt Camp, there is no property-specific exploration spending requirement in 2021 given the large expenditure in the 2018 year. However, given the flow-through funding raised in August 2020 and the terms of the Kuya transaction, the Company expects to spend approximately $1.3 million in the Cobalt Camp on eligible exploration activities during the 2021 year. Taxes on the various properties are less than $10,000 annually and this is the only cash requirement in 2021 and the following few years. The Company also has a commitment to spend the $1.3 million of flow-through proceeds in raised and renounced in 2020 during the 2021 year.

In connection with the current refinery work plan, the Company has signed contracts with numerous vendors, including Ausenco Engineering Canada, SGS Canada, and Story Environmental, though if work is halted for any reason there are no locked in contractual minimums that would be required to be paid. All contracts are on a time and materials basis.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the refinery, a liability of $926,321 has been recorded, linked to a currently filed closure plan. In relation to the refinery closure plan, an amount of $918,732 is on deposit with the Ministry of Energy, Northern Development, and Mines as financial assurance.

For the Cobalt Camp exploration properties, the Company is responsible for rehabilitating disturbances and features on its patented land, and not on mineral claims. The majority of the properties controlled by the Company in the Cobalt Camp are mineral claims. A total liability of $1,811,000 has been recorded for the associated rehabilitation work, reflecting the Company’s best estimate. Of this total liability, $1,539,124has been reflected as a liability held for sale as the disturbances related to patented properties that were sold to Kuya Silver in 2021.

On August 26, 2019, the Company completed a US$5 million loan arrangement with Glencore which committed the Company to future repayment. Subsequent to year end 2020, the Company and Glencore amended the loan agreement to allow for the conversion of the full balance owing to First Cobalt shares at a 15% discount to market. Glencore already had this conversion right in the original loan agreement, and the amendment allowed the parties to complete the conversion at an earlier date. In April 2021, the Glencore debt was fully extinguished and there is no remaining obligation or commitment relating to it at present.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

Key Management Personnel Compensation

During the year ended December 31, 2020 and 2019, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,
	2020	2019
Management	$1,559,147	$932,186
Directors	183,849	340,310
	$1,742,996	$1,272,496

During the year ended December 31, 2020 the Company had share-based payments made to management and directors of $636,778 (December 31, 2019 - $1,240,502). As at December 31, 2020 the accrued liabilities balance for related parties was $361,500 (December 31, 2019 - $61,468).

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off balance sheet arrangements.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

The fair value of cash approximates the carrying value due to the short-term maturity. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short-term maturity of these instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2020, the Company had an embedded derivative liability relating to the conversion option included in its debt agreement with Glencore. This is a Level 2 fair value measurement, as the fair value is impacted by both the foreign exchange rate between the Canadian dollar and the US dollar and the risk free interest rate for the time period between the balance sheet date and the date at which Glencore can choose to exercise the conversion option. The conversion option provides Glencore with the ability to elect to have the balance owing under the debt agreement settled by shares of the Company at a 15% discount to the 10-trading day volume weighted average trading price of the Company’s shares on the TSXV. Upon execution of the loan agreement in August 2019, the fair value of this embedded derivative was recorded as a financial derivative liability with the residual loan balance, net of transaction costs, recorded as long-term debt under an amortized cost basis. As at December 31, 2020 the fair value of this embedded conversion derivative is $760,330.

Subsequent to year-end December 31, 2020 the debt agreement with Glenore was extinguished via the issuance of common shares, thereby removing the embedded derivative liability.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below: Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations with cash. The Company is expected to able to satisfy obligations in the near term with its cash balances and proceeds from future equity financings.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. With the Company’s debt with Glencore now extinguished, there is not current interest rate risk present. The Company expects to complete a debt financing for a significant portion of the refinery capital costs and would expect the rate to be a floating rate based on LIBOR of SOFR, which would introduce interest rate risk in the future.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, prepayments, and accrued liabilities that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Financing

Historically, the Company has raised funds through equity financing to fund its operations. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to fund corporate activities as well as acquire and explore resource properties.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the First Cobalt Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company will manage this risk through contracting technical experts on metallurgy and engineering to support refinery process decisions.

Global Pandemic

The ability for the Company to source financing, equipment and construction and operation personnel for its refinery may be impacted by the COVID-19 global pandemic. At present, the Company has not encountered any adverse consequences. The ultimate impacts of the current pandemic are not known, but could have significant impacts on the Company’s ability to attract financing and advance its assets.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company is in the business of mineral exploration and as such, its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company has not entered into any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects. Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Additional information on risks and uncertainties relating to First Cobalt’s business is provided in First Cobalt’s Annual Information Form dated April 15, 2021 under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Areas requiring a significant degree of judgment relate to the recoverability and measurement of deferred tax assets and liabilities, the ability to continue as a going concern and the capitalization of development costs. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

•	Financial Derivative Liability

The Financial Derivative Liability values involve significant judgment. The s FV of financial derivative liability is reviewed and adjusted on a on a quarterly basis. Factors considered in the fair value of the financial derivative liability are risk free rate, share price volatility, LIBOR, effective interest, and foreign exchange fluctuations.

•	Environmental rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Valuation of Share-Based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and the warrant liability. Option pricing models require the input of subjective assumptions including the share price, expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and equity reserves.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

FUTURE CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

At January 1, 2020, the Company adopted the revised IFRS 3 – Business Combinations which contained revises to the definitions of a business from the previous standard. There were no business combinations made by the Company subsequent to the adoption date.

There are no new standards issued by the International Accounting Standards Board (“IASB”) that were not effective at December 31, 2020 that are expected to have an impact on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There was no change in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that as of December 31, 2020, the Company’s disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and future plans and objectives of Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the refinery, future exploration programs, liquidity and effects of accounting policy changes.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that Management’s beliefs, estimates, opinions or other factors should change except as required by law.

These statements are based on a number of assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Page 26 of 26